U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-50559

(Check One):

[X]  Form 10-K and Form 10-KSB  [  ]  Form 11-K  [  ]  Form 20-F  [  ]  Form 10-Q and Form 10-QSB   [  ]  Form N-SAR

For Period Ended: December 31, 2006

[  ]  Transition Report on Form 10-K and Form 10-KSB

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q and Form 10-QSB

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:               SCIENTIFIC ENERGY, INC.

Former Name if Applicable:                    N/A

Address of Principal Executive Offices:   27 Weldon Street, Jersey City, NJ 07306

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated  without unreasonable effort or expense;

/X/  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if  applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company’s independent auditors have not completed the audit of the Company's financial statements for the year ended December 31, 2006 by the prescribed due date. The Company will file its Annual Report on Form 10-KSB as soon as the audit is completed.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Stanley Chan	201	985-8100
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X]  Yes  [  ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [  ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCIENTIFIC ENERGY, INC.

 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 28, 2007	By: /s/ Stanley Chan
Stanley Chan, President & CEO

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